SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Cavalcade of Sports Media, Inc.
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                 (Name of Small Business Issuer in its charter)

  Nevada                                                 33-0766069
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(State of other jurisdiction of                     (I.R.S. Employer
incorporation or organization)                        Identification)



12268 Via Latina 17th Floor         Del Mar, CA                 92914
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(Address of principal executive offices)                    (Zip Code)


Issuer's telephone number        (858)481-2207
                         --------------------------------------

Securities to be registered under Section 12(b) of the Act:


Title of each class                      Name of each exchange on which
to be so registered                      each class is to be registered

Common Stock
-------------------------------------      ------------------------

-------------------------------------      ------------------------

Securities to be registered under Section 12(g) of the Act:


                          Common Stock
-------------------------------------------------------------------
                        (Title of class)


-------------------------------------------------------------------
                        (Title of class)

TABLE OF CONTENTS

PART I
                                                                           PAGE

Item 1    Description of Business                                            4

Item 2    Management's Discussion and Analysis or Plan of Operation         10

Item 3    Description of Property                                           20

Item 4    Security Ownership of Certain Beneficial Owners and Management    22

Item 5    Directors, Executive Officers, Promoters and Control Persons      25

Item 6    Executive Compensation                                            26

Item 7    Certain Relationships and Related Transactions                    26

Item 8    Description of Securities                                         26


PART II

Item 1    Market Price of and Dividends on the Registrant's Common Equity
              and Other Shareholder Matters                                 27

Item 2    Legal Proceedings                                                 29

Item 3    Changes in and Disagreements with Accountants on Accounting
            and Financial Disclosure                                        30

Item 4    Recent Sales of Unregistered Securities                           30

Item 5    Indemnification of Directors and Officers                         32


FINANCIAL STATEMENTS

See attached Financial Statements




EXHIBIT INDEX

No.       Description of Exhibit
---       ----------------------

3.1 Certificate of Incorporation of Tren Property Corp., filed July 29, 1997 in Delaware.

3.2 Articles of Incorporation of Gemma Global, Inc., filed July 22, 1997 in Nevada.

3.3 Reorganization Agreement between Tren Property Corp. and Edward E. Litwak, dated January 1, 1998.

3.4 Certificate of Amendment to the Certificate of Incorporation of Tren Property Corp., changing its corporate name to Gemma Global, Inc. and increasing capital structure, filed February 23, 1998 in Delaware.

3.5 Certificate of Ownership and Merger of Gemma Global, Inc. (a Nevada Corporation) with and into Tren Property Corp. (a Delaware Corporation), filed February 23, 1998 in Delaware.

3.6 Articles/Certificate of Merger of Gemma Global, Inc. (a Nevada Corporation) with and into Gemma Global, Inc. formerly Tren Property Corp. (a Delaware Corporation) filed March 4, 1998 in Nevada.

3.7 Articles of Incorporation of Gemma Global, Inc., filed March 5, 1998 in Nevada.

3.8 Articles/Certificate of Merger (re-domestication) of Gemma Global , Inc. (Delaware) with and into Gemma Global, Inc. (Nevada) filed April 21, 1998.

3.9 Articles of Amendment to the Articles of Incorporation of Gemma Global, Inc., changing name to Pioneer2000, Inc. and increasing capital structure, filed March 4, 1999 in Nevada.

3.10 Certificate of Incorporation of Cavalcade of Sports Network, Inc., filed June 22, 1998 in New York.

3.11 Articles of Incorporation of Global Group International, Inc., filed March 23, 1999 in Nevada.

3.12 Certificate of Designation, Powers, Preferences and Rights of 1999-Global Group Series of Convertible Preferred Stock, filed December 14, 1999 in Nevada.

3.13 Articles of Amendment to the Articles of Incorporation of Pioneer2000, changing corporate name to Cavalcade or Sports Media, Inc., filed December 17, 1999 in Nevada.

3.14 Articles of Merger of Cavalcade of Sports Network, Inc. (New York) with and into Cavalcade of Sports Media, Inc. (Nevada), filed December 22, 1999 in Nevada.

3.15 Certificate of Merger of Cavalcade of Sports Network, Inc. with and into Cavalcade of Sports Media, Inc., filed December 30, 1999 in New York.

3.16 Bylaws of the Registrant.

4.1  Subordinated Capital Note, Sample Copy

4.2  Promissory Note

10.1 Indemnification Agreement with Edward E. Litwak

10.2 Indemnification Agreement with Nicolas Lagano, Jr.

10.3 Indemnification Agreement with Carol Conners

10.4 Indemnification Agreement with Michael Haynes

10.5 Indemnification Agreement with Don Parson

10.6 Indemnification Agreement with Dennis Murphy

10.7 Indemnification Agreement with Edwin Rue


10.8 License Agreement with Jennifer Gucci

10.9 License Agreement with Gemma Gucci

10.10 Assignment of License Agreements to Gemma Global, Inc.

10.11 Gemma Global, Inc. Assignment of License Agreements to Global International, Inc.

23.1 Consent of Auditors

27   Financial Data Schedule

PART 1

ITEM 1.  DESCRIPTION OF BUSINESS

Office

Cavalcade of Sports Media Inc. ("we", "us" or "the Company") currently maintains its principal office at 12868 Via Latina, Del Mar, CA 92014. Our telephone number at that office is (858) 481-2207 and our facsimile number is also (858) 481-2207.

Organization and Historical Background

We were originally organized as a business corporation under the laws of the State of Delaware on July 22, 1997 as Tren Property Corporation, Inc. Tren Property Corporation, Inc. was formed as a shoe manufacturing, sales and distribution company. On July 22, 1997, a corporation was formed in Nevada called "Gemma Global, Inc." which our founder, Edward Litwak organized to exploit certain trade name licenses obtained from Jennicor, LLC. Those licenses were intended to use for the design, manufacture and sale of an inexpensive line of shoes with a "Gucci" name. At the time of incorporation, Mr. Litwak assigned the License Agreements to Gemma Global, Inc. in exchange for all 10,000 shares of the corporation's Common Stock. Effective January 1, 1998, Mr. Litwak exchanged his 10,000 shares of the Gemma Global, Inc. Common Stock for 10,000 shares of our Common Stock in a so-called "B Reorganization", which is a tax-free exchange of stock-for-stock under Section 368(a)(1)(B) of the Internal Revenue Code. As a result of that stock exchange, Gemma Global, Inc. became a wholly-owned subsidiary of Tren Property Corp. On February 23, 1998 , we amended our Certificate of Incorporation to change our corporate name to Gemma Global, Inc.

On February 28, 1998, our wholly owned subsidiary, Gemma Global, Inc. (Nevada), was merged with and into Gemma Global, Inc. (Delaware), leaving the Delaware corporation as the surviving entity.

On March 5, 1998, Articles of Incorporation were filed for a new Gemma Global, Inc. in the State of Nevada as our wholly owned subsidiary. On April 21, 1998, Gemma Global, Inc.(Delaware) was merged with and into Gemma Global, Inc., (Nevada) for purposes of redomesticating Gemma Global, Inc. in Nevada.

On March 17, 1999, Gemma Global, Inc. amended its Articles of Incorporation to change its corporate name to Pioneer2000, Inc., and to increase its capital structure. The reason for our name change was to reflect our broadened business plan, with a view to spinning off the shoe bushiness, which still was not fully developed and underway due to a lack of financial support. Global Group International, Inc., our then wholly owned subsidiary, was formed on March 23, 1999 as the spin-off vehicle. We designated a series of preferred stock for the newly formed Global International, Inc. called the 1999- Global Group Series in preparation for the spin-off, which designation provided that its preferred shares were convertible to shares of Common Stock of Global Group International. In September of 2000, all holders of 1999-Global Group Series of Preferred Stock elected to converth their shares to Commonn Stock of Global International , Inc. which is convertible to shares of Common Stock of Global Group International. At about that time, a New York company called Cavalcade of Sports Network, Inc. presented us with an opportunity to redirect our business and at a Board of Directors meeting in September of 1999 our Board resolved that it was in our best interest, and in the best interest of our shareholders, to enter the nostalgic sports broadcasting business. On December 17, 1999, we amended our Articles of Incorporation to change our name to Cavalcade of Sports Media, Inc., and on December 22, 1999, Cavalcade of Sports Network, Inc., a New York corporation, was merged with and into the Company, leaving Cavalcade of Sports Media, Inc., the Nevada corporation, as the survivor. A mirror Certificate of Merger was filed in New York on December 30, 1999.

We are engaged in the nostalgic sports entertainment business, and will provide around the clock broadcasting from our library of nostalgic sports film and footage (referred herein sometimes as "nostalgic content") 24 hours per day, 7 days per week to our subscribers, transmitted via: (i) direct broadcast satellite (DBS); (ii) TVRO (Television Receive Only, or C-Band); and (iii) existing cable networks. Our nostalgic content will be marketed to sports fans wishing to add our channel to their existing home dish programming package or cable programming package.

Our program format will feature both college and professional sports, as well as international sports competitions of many varieties, with emphasis on the more popular sports, such as baseball, football, basketball, hockey and boxing.

Business Plan

Our general business plan is to provide a thorough array of nostalgic sports programming to our subscribing viewers, 24 hours per day, 7 days a week. Our sports channel will be marketed directly to home satellite dish owners and cable viewers on a subscription basis. We have already acquired approximately 480 hours of nostalgic content in the public domain and transferred such content to Beta-SP format for broadcasting. By year end 2001, we project that our content holdings will exceed 4,500 hours. It is our objective to ultimately acquire and transfer 10,000 hours of nostalgic content for ongoing broadcasting. Although we will offer sports footage of almost every variety, we will have a strong emphasis on popular sports, such as baseball, football, basketball, hockey and boxing.


We anticipate that much of our revenue will be generated from existing home dish owners and cable subscribers wishing to add our network or channel to their individual packages. Our nostalgic sports channel will be marketed through a variety of selling and advertising methods, primarily by companies that are in the business of combining packages of channels for cable and home-dish owners and subscribers. These companies are often called "packagers", and they generally offer a variety of program packages designed for a potential subscriber's viewing preferences.

The Market

Television Sports

The market for television sports is growing rapidly, which is reflected by the increase in the number of sports channel subscribers over the past decade and the increased cost of advertising on televised broadcasts, both on regular and cable networks. We believe this dramatic rise in advertising rates on sports related events and programs is a strong indication of expanding viewership and interest in sports content.

Another indication of ongoing expansion in the sports and sports entertainment fields is that virtually all of the long established sports franchises continue to rise in price and value. New leagues and new organizations are continuing to form. With the strong and growing interest in sports viewership on television, we believe that our historical and nostalgic type of sports content, offered at reasonable rates, will be enthusiastically received by a growing market of satellite and cable viewing sports fans.

It is our observation that among sports fans, there is a strong emotional attachment to nostalgic or historical sports programs. Sports commentators and historians have often said that men mark their rites of passage from childhood into adulthood with milestone events, often revolving around sports. In our evaluation of sports content, we believe that we have identified a strong special interest area in nostalgic sports that is not presently being exploited.

The Satellite Home Dish Market

We believe that there is a strong potential market among existing satellite home dish owners. These owners are already paying a premium for a greater number of channels than are available on the cable or television networks. In the United States alone, the number of home dishes has reportedly increased from 3.5 million in 1993 to more than 15 million currently. Of the approximate 15 million dishes, the vast majority, estimated at about 14 million, are direct broadcast satellite ("DBS") dishes. DBS describes a satellite service with frequency allocation and wide spacing between satellites that generally permits higher powered transmissions than other satellite services and allows for reception with a small, 18-24 inch satellite dish). DBS usage is projected to reach over 20 million by the year 2002 at a rate of over 15% per year. The DBS subscriber base has grown significantly since 1998, according to numerous sources, including a recent cover story in USA Today (see article by David Lieberman, DirectTV Stays Step Ahead of Cable, USA Today, August 14, 2000, Section B, page 1.)

The three satellite leaders in the DBS industry, DirectTV, Primestar and Echostar, have been enjoying rapid and steady growth over the past four years. EchoStar Communications Corp.'s Dish Network signed its 4 millionth customer in early April of 2000, and it continues to sign approximately 100,000 new subscribers each month. DirectTV claims on its website that it has more than 9,000,000 subscribers.

The rapid growth of the home dish market has lead to a proportional increase in the need for programming. Those in the business of selling home dishes have steadily been adding programming choices and new channels to their repertoires for their expanding customer bases, and the search for new content is continuous. Since the relatively recent advent of the more affordable 18" dish and the accompanying programming packages, sales of satellite dishes have increased dramatically. Based on the rising subscription levels of sports-only channels, we believe that a significant portion of home dish purchasers have made their purchase expressly for watching sports.

Background of Broadcast Satellites:  DBS and TVRO

DBS

DBS is broadcast by medium and high-powered satellites operating in the microwave KU band. These high powered, high frequency satellites make it possible for the signals to be picked up on a small dish of 18 inches. Digital compression makes it possible to have many channels on a single satellite. Among the current DBS systems that are operating in the U.S. are DSS, DISH Network, and Primestar. The DSS and DISH Network systems both have 18 inch satellite dishes. Primestar has a 3-foot satellite dish. One of the big advantages of DBS systems is that the small dish does not have to move.

TVRO

The first satellite television systems for the consumer were TVRO (Television Receive Only) satellite systems. TVROs (sometimes referred to as Big Dish TV, Full view, C Band Satellite TV, and BUD) began sprouting up all over the U.S. in the late 1970s and early 1980s, and are characterized by big dishes that are usually 6-12 feet across. TVRO systems receive television signals from C-Band satellites. A C-Band satellite has 24 channels (transponders) on each satellite. There are over 20 C-Band satellites that may be received in the continental United States. A TVRO satellite system must have a movable dish in order to access the signals from so many satellites. Even though most news and advertising involves the small dish DBS systems, TVRO is still in use. The biggest variety of programming in satellite television is available through TVRO. Cable TV programming is available to the TVRO owner, along with programming that is usually not available to cable TV subscribers.

Competition

We believe that there are two major areas of competition for our business. They are: (i)cable sports networks, both national and regional, and (ii) satellite packages that rely on sports to sell hardware.

The cable sports networks fall into two distinct categories: those that are available on basic cable service, such as ESPN, ESPN2 and TURNER, and those which are premium channels, such as MSG, SPORTSCHANNEL, PRIME NETWORK. Basic service is free, and premium services are paid for by viewers. Satellite service presents a third area of direct competition.

Basic Service

The basic service networks carry mostly sports events of the major league variety, and also have commentators, or "talking heads" providing sports, news and interview programs. There is virtually no historic or nostalgic element to this type of programming. The thrust of this programming lies in current events. These basic services are advertiser-supported, which means that the only revenues generated by basic service networks are derived from advertising fees.

Premium Service

The premium channels rely on exclusive programming of major league home teams in their immediate marketing areas. Fans of other teams and other sports are not considered in the programming formats of these premium channels. As with basic service, there is no nostalgic element to this programming. These services rely on viewer subscriptions, coming directly from the consumer.


Satellite Service

Companies that offer satellite dish program/viewing packages are concerned initially with software sales. Providers of this service tend to be more willing to give away hardware to sell the software, with the rationale that the hardware is a one time sale, but the software (i.e., programming) can be sold again and again. With satellite service, there are ongoing "use" revenues, and in addition, consumers may continually purchase new programming, thereby increasing revenues to satellite service providers.

The success of this approach is well documented. The growth of the satellite dish business and the attendant growth of the dish programming business has been steady and rapid. The sales of 18" home dishes have grown from an insignificant number to well over 15 million to date, and growing at a rate of 15% per year.

Scheduled Programming

Our 24 hour per day, seven day per week programming schedule will include a 12-hour broadcast of predefined sports programming offered twice daily via cable networks and satellite transmission.

The programs will be categorized by short form and long form programs. The short form will consist of half-hour and one-hour programs, stripped (without commercial interruptions) on a five day per week basis. These programs generally consist of previously televised programs or events from the 1950's, 1960's and early 1970's, shown exactly as they were seen on the air during their original runs. The long form programs will consist of complete games of the featured sport of the evening. Basketball and football (both college and professional) baseball and hockey, will be broadcast as complete and unedited shows, exactly as they were played at the time.

Scheduling will be similar to the broadcast and cable networks presently on the air, in that subscribers will be able to find his or her favorite program at the same time of day and day of the week.

Pricing Structure

Our sports channel will be offered to subscribers for between three dollars and four dollars per month for cable viewers and TVRO (C-Band) renters or owners, and thirty to forty cents per month to existing DBS renters or owners. Our service will be considered an add-on to existing cable and satellite program packages. Additionally, we will offer specials on a pay-per view basis.

Advertising and Promotion

We will promote Cavalcade of Sports Media, Inc. as a high quality, low cost compliment to programming already in the marketplace. Our content and format are geared to sports fans young and old, and we will use a combination of advertising and marketing media to reach our target market.

A primary source for new subscribers will be existing DBS owners. Presently, we are in negotiation with several satellite companies, looking toward establishing a cross promotional arrangement. Additionally, we are pursuing business alliances with programming packagers that already deal with a strong viewing customer base. Programming packagers consistently offer enhancements or add-ons to their existing cable-users or satellite owners or renters, and many such companies even provide hardware and software packages.

Our programming schedule for our subscribers will be planned up to three months in advance, and will be mailed out to our subscribers as part of their monthly dish or cable guide. Additionally, local newspaper advertising in major markets, radio and television coverage and talk show coverage is planned.

Our objective is to use advertising to generate direct sales, and to actively and aggressively pursue programming packagers. Additionally, as our business develops, we will hire a customer service staff that will also function as an outbound telemarketing department. Calls will be made to dish owners and cable subscribers to offer free weekend promotions to prospective subscribers.

Television Production Studio

We have recently signed an agreement with Steel Productions, Inc., a television production and post production recording facility located in Manhattan. We will use the studio facilities to record and produce banners, introductions, station identification promotions, etc.

Future Developments

With the development and proliferation of high-speed computer down loaders, we plan to offer our programming services via webcast; essentially providing our entire programming network on the Internet. This service will be offered on a pay-per-view basis. We believe this medium will be readily accepted in the marketplace as a real-time delivery version of our programming services.

Revenue Generation

Generation of revenue will come from subscriptions, which we will generate from multiple sources. Primarily, we expect to sell subscriptions into three definitive markets: (i) to new or existing DBS owners; (ii) to new or existing TVRO (C- Band) transmission via satellite; (iii) to new or existing cable subscribers. Additionally we will generate revenue through sponsors and advertising on cable networks.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         Cautionary Statement Regarding Forward-Looking Information

This document contains forward-looking statements about us, our current and planned products, our current and proposed marketing and sales, and our projected results of operations. There are a large variety of factors which could cause actual events and results to differ materially from the projected events and anticipated results expressed. Therefore such projected events and anticipated results are not warranties or guaranties that such events will occur or that we will achieve such results. All statements other than statements of historical fact included in this document, including, without limitation, the statements under "Management's Discussion and Analysis or Plan of Operation", regarding our strategies, plans, objectives, expectations, and future operating results are forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we cannot guarantee that such expectations of future results will prove to have been correct. Actual results could suffer materially based upon a number of factors including, but not limited to, the state of the economy, competition, unanticipated business opportunities, availability of financing, market acceptance, government regulation, dependence on key personnel, limited public market and liquidity, shares eligible for future sale, and other risks that may apply to us.

The following discussion and analysis should be read in conjunction with our financial statements and summary of selected financial data for Cavalcade of Sports Media, Inc. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment from our Management.

We are in the development stage and are seeking to acquire and market retired sporting footage and events, which have been transferred to digital or Beta-SP format, for delivery to consumers and businesses via satellite and cable transmission. The risks specifically discussed are not the only factors that could affect future performance and results. In addition the discussion in this registration statement concerning us, our business and our operations contain forward-looking statements. Such forward-looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward- looking statements. We do not have a policy of updating or revising forward-looking statements and thus it should not be assumed that silence by our Management over time means that actual events or results are occurring as estimated in the forward-looking statements herein.

As a development stage company, we have yet to earn revenues from operations. We may experience fluctuations in operating results in future periods due to a variety of factors including, but not limited to, market acceptance of our sports channel and nostalgic content, our ability to acquire and deliver high quality products at a price lower than currently available to consumers, our ability to obtain additional financing in a timely manner and on terms favorable to us, our ability to successfully attract customers at a steady rate and maintain customer satisfaction, our promotions, branding and sales programs, the amount and timing of operating costs and capital expenditures relating to the expansion of our business, operations and infrastructure and the implementation of marketing programs, key agreements, and strategic alliances, the number of products offered by us, the number of cancellations we experience, and general economic conditions specific to the transferring of previously televised material onto Beta-SP, the broadcasting of nostalgic content, and the entertainment industry.

Revenues

We have generated no operating revenues from operations from our inception. We believe we will begin earning revenues from operations within the next twelve months as we transitions from a development stage company to that of an active growth and acquisition stage company.

Costs and Expenses

From our inception July 29, 1997 through September 30, 2000, we have not generated any operating revenues. We have incurred expenses of $ 1,233,999 during this period. These expenses were associated principally with compensation to employees, consultants, product development costs and professional services.

Liquidity and Capital Resources

As of September 30, 2000, we had a working capital deficit of $ 1,302,297. As a result of our operating losses from our inception through September 30, 2000, we generated a cash flow deficit of $ 435,473 from operating activities. Cash flows used in investing activities was $ 619,437 during the period July 29, 1997 through September 30, 2000. We met our cash requirements during this period through the private placement of $ 513,636 of common stock, $ 252,000 from the issuance of capital notes, and $ 293,454 from other loan proceeds.

While we have raised capital to meet our working capital and financing needs in the past, additional financing is required in order to meet our current and projected cash flow deficits from operations and development. We are seeking financing in the form of equity in order to provide the necessary working capital. We currently have no commitments for financing. There is no guarantee that we will be successful in raising the funds required.

We believe that our existing capital resources will be sufficient to fund our current level of operating activities, capital expenditures and other obligations through the next 12 months. However, if during that period or thereafter, we are not successful in generating sufficient liquidity from operations or in raising sufficient capital resources, on terms acceptable to us, this could have a material adverse effect on our business, results of operations liquidity and financial condition.

Product Research and Development

We do not anticipate performing research and development for any products during the next twelve months.

Acquisition or Disposition of Plant and Equipment

We do not anticipate the sale of any significant property, plant or equipment during the next twelve months. We do not anticipate the acquisition of any significant property, plant of equipment during the next 12 months, other than computer equipment and peripherals used in our day-to-day operations. We believe we have sufficient resources available to meet these acquisition needs.

Number of Employees

From our inception through the period ended September 30, 2000, the we have relied on the services of outside consultants for services and had no employees. In order for us to attract and retain quality personnel, we anticipate we will have to offer competitive salaries to future employees. We anticipate an employment base of five (5) to ten (10) full and part time employees during the next 12 months. As we continue to expand, we will incur additional cost for personnel. This projected increase in personnel is dependent upon our generating revenues and obtaining sources of financing. There is no guarantee that we will be successful in raising the funds required or generating revenues sufficient to fund the projected increase in the number of employees.

Initially, we will employ only four individuals: Ed Litwak, our President and Director; Chen-Kang Pu, our Vice President of Satellite Services; Joseph Swierczewski, our Vice President of Computer Service, and an Administrative Assistant to be later named. Dennis Murphy, who is on our Advisory Board of Directors, will initially be involved in our day to day operation, lending his expertise and advise to our developing business.
                                                               Present
         Department/Job Function                          Number of Employees
         -----------------------                          -------------------

         Management (hands-on)                                   3

         Administrative                                          1


TOTAL                                                            4


Trends, Risks and Uncertainties

We have sought to identify what we believe to be the most significant risks to our business, but we cannot predict whether or to what extent any of such risks may be realized nor can we guarantee that we have identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to our Common stock.

         Cautionary Factors that may Affect Future Results

We provide the following cautionary discussion of risks, uncertainties and possible inaccurate assumptions relevant to our business and our products. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could adversely affect us.

1. Limited Operating History Anticipated Losses; Uncertainty of Future Results - Although we were incorporated in July 1997, we have recently changed our business plan from that of a shoe manufacturer and distributor to that of a nostalgic sports channel. Therefore, we have a limited operating history upon which an evaluation of us and our prospects can be based. We feel that our decision to change direction was in the best interest of our present and future shareholders, however, we are in a position of a company with very limited operating history.

Our prospects must be evaluated with a view to the risks encountered by a company in an early stage of development, particularly in light of the uncertainties relating to the new and evolving distribution methods with which we intend to operate and the acceptance of our business model. We will be incurring costs to: (i) acquire and market our programming; (ii) to establish marketing relationships; (iii) to acquire more nostalgic sports content; and
(iv) to build an organization. To the extent that such expenses are not subsequently followed by commensurate revenues, our business, results of operations and financial condition will be materially adversely affected. We, therefore, cannot insure that we will be able to immediately generate sufficient revenues. We expect negative cash flow from operations to continue for the next 12 months as we continue to develop and market our business. If cash generated by operations is insufficient to satisfy our liquidity, we may be required to sell additional equity or debt securities. The sale of additional equity or convertible debt securities would result in additional dilution to our stockholders. Our initial operations may not be profitable, since time will be required to build our business to the point that our revenues will be sufficient to cover our total operating costs and expenses. Our reaching a sufficient level of sales revenues will depend upon a large number of factors, including availability of sufficient working capital, the number of paid subscriptions we receive, our ability to deliver content, customer acceptance of our nostalgic concept, customer perception of value (as compared with premium or other satellite packages), and our sales receivables. (See "Description of Business")

2. Liquidity and Working Capital Risks; Need for Additional Capital to Finance Growth and Capital Requirements. We have had limited working capital and we are relying upon capital notes (borrowed funds) to operate. We will seek additional funds and seek to raise additional capital from public or private equity or debt sources to: (i) provide working capital to meet our general and administrative costs until net revenues make the business self-sustaining; (ii) make acquisitions of additional film and film libraries; and (iii) exploit and expand such acquisitions. We cannot guarantee that we will be able to raise any such capital on terms acceptable to us or at all. Such financing may be upon terms that are dilutive or potentially dilutive to our stockholders. If alternative sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans in accordance with the extent of available funding.

3. Broad Discretion in Application of Proceeds - We have allocated all of the estimated net proceeds to working capital and general corporate purposes. Accordingly, we will have broad discretion as to the application of such proceeds and we may use a substantial portion of such proceeds for compensation.

4. Need for Additional Financing - We will more than likely need additional financing to cover our working capital requirements. We may encounter difficulty obtaining additional funds and even if financing were to become available, we cannot guarantee that it would be available on satisfactory terms.

5. New Business - We are a new business and you should consider factors which could adversely affect our ability to generate revenues, which include, but are not limited to, maintenance of positive cash flow which depends on our ability both to raise capital and to obtain additional financing as required, as well as the level of competition.

6.  Potential fluctuations in quarterly operating results

Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, most of which are outside our control, including: the level of use of reproduced films, the demand for digital or Beta-SP format sporting event films; seasonal trends in both film viewing, the amount and timing of capital expenditures and other costs relating to the expansion of our film processing operations; price competition or pricing changes in the industry; technical difficulties or system downtime; general economic conditions, and economic conditions specific to the Film Industry. Our quarterly results may also be significantly impacted by the impact of the accounting treatment of acquisitions, financing transactions or other matters. Particularly at our early stage of development, such accounting treatment can have a material impact on the results for any quarter. Due to the foregoing factors, among others, it is likely that our operating results will fall below our expectations or those of investors in some future quarter.

7. Achieving Market Acceptance - The broadcasting business is highly competitive. We have selected a particular market niche for broadcast content (vintage or nostalgic sports programming), based upon available recorded materials in the public domain, the size of the viewing market for nostalgic sports programming, and the growing satellite dish market. Achieving market acceptance for our programming will require substantial marketing efforts and expenditure of significant funds to create awareness and demand by potential customers. There is no guarantee that we will have available funds or other resources necessary to achieve such acceptance.

8. Competition - The business of selling televised programming is extremely competitive. Our Company must, in general, compete with many networks and companies offering many programming events and packages, using various advertising methods, such as television and radio, with the programming offerings running a very wide range of prices. Consumers may choose from many premium packages depending on their local cable provider, and may select from any number of satellite companies. We are seeking to establish a specific niche within that large spectrum. Our programming is targeted to the sports fan who is willing to spend a little more money on a monthly basis in order to receive a greater quantity and quality of sports viewing content. As a new company, we will face competition from those longer-established and better financed businesses with their established customer bases and their name recognition and their credibility. We can provide no guarantee that we can successfully compete against such competition. Our competition includes companies that offer video, audio, data, programming and other entertainment services, including cable television, wireless cable, direct-to-home satellite, DBS companies and companies that are developing new technologies. Many of our competitors have access to substantially greater financial and marketing resources than we have. We believe that quality and variety of programming, quality of picture and service, and cost are the key bases of competition.

9. Government Regulation - Our business is subject to federal regulation under the Federal Communications Commission. Additionally, our business operations will be subject to all government regulations normally incident to conducting any business (e.g., occupational safety and health acts, workmen's compensation statutes, unemployment insurance legislation, income tax and social security laws and regulations, environmental laws and regulations, consumer safety laws and regulations, etc.) as well as to governmental laws and regulations applicable to small public companies and their capital formation efforts. Although we will make every effort to comply with applicable laws and regulations, there is no guarantee of our success in these efforts, and we cannot predict the affect of those regulations on our proposed business activities.

10. Dependence Upon Management - Our future performance and success are dependant upon the efforts and abilities of our Management. To a very significant degree, we are dependent upon the continued services of Mr. Edward Litwak, our founder and formerly our consultant, and now our President and Chairman of our Board of Directors. We have replaced our consulting agreement with Mr. Litwak, which would have ended on December 31, 2003, with a five-year employment agreement which ends December 31, 2004, but which is subject to a five-year extension at our option. If we lost the services of Mr. Litwak or other key employees before we could get a qualified replacement, that could materially adversely affect our business. At present, we do not have employment contracts with any other of our officers or members of Management. We do not maintain key man life insurance on any of our Management.

11. Lack of Independent Directors - We cannot guarantee that our Board of Directors will have a majority of independent directors in the future. In the absence of a majority of independent directors, our executive officers, who are also principal stockholders and directors, could establish policies and enter into transactions without independent review and approval thereof. This could present the potential for a conflict of interest between us and our stockholders generally and the controlling officers, stockholders or directors.

12. Limitation of Liability and Indemnification of Officers and Directors - Our officers and directors are required to exercise good faith and high integrity in our Management affairs. Our Articles of Incorporation provide, however, that our officers and directors shall have no liability to our shareholders for losses sustained or liabilities incurred which arise from any transaction in their respective managerial capacities unless they violated their duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend or stock repurchase, or derived an improper benefit from the transaction. Our Articles and By-Laws also provide for the indemnification by us of the officers and directors against any losses or liabilities they may incur as a result of the manner in which they operate our business or conduct the internal affairs, provided that in connection with these activities they act in good faith and in a manner which they reasonably believe to be in, or not opposed to, the best interests of the Company, and their conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations. To further implement the permitted indemnification, we have entered into Indemnity Agreements with our officers and directors. (See "Indemnification of Directors and Officers")

13. Continued Control by Current Officers and Directors - The present officers and directors own 61.24% of the outstanding shares of Common Stock, and therefore are in a position to elect all of our Directors and otherwise control the Company, including, without limitation, authorizing the sale of equity or debt securities of the Company, the appointment of officers, and the determination of officers' salaries. Shareholders have no cumulative voting rights. (See "Security Ownership of Certain Beneficial Owners and Management")

14. Management of Potential Growth - We anticipate rapid growth which will place a significant strain on our managerial, operational, and financial systems resources. To accommodate our current size and manage growth, we must continue to implement and improve our financial strength and our operational systems, and expand, train and manage our sales and distribution base. There is no guarantee that we will be able to effectively manage the expansion of our operations, or that our facilities, systems, procedures or controls will be adequate to support our expanded operations. Our inability to effectively manage our future growth would have a material adverse effect on us.

15. Lack of Public Market - There has been no public market for any of our securities. We will attempt to have our Common Stock listed on the National Association of Securities Dealers OTC Bulletin Board. Such a listing will require us to be a reporting company to the Securities and Exchange Commission and we must find an authorized NASD broker/dealer prepared to act as a market-maker for our Common Stock. There is no guarantee that we will find such a market-maker or obtain a listing for the Common Stock. Regardless of the market, any market for our Common Stock that may develop in all likelihood would be a limited one, and, if a market does develop, the price of the Common Stock may be volatile. The market price of our Common Stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, our quarterly operating results or those of other companies engaged in selling broadcasting content, the trading volume in our Common Stock, changes in general conditions in the economy, the financial markets, or other developments affecting us or our competitors. We have not taken any efforts to register the Common Stock for trading in any state, although we will be a registered issuer in the State of New York. Other than resale to New York residents conducted for a bona fide investment account, individually or in some fiduciary capacity of the selling shareholder, all sales and resales may be made only according to an exemption from applicable state security registration requirements. There is no guarantee that any such exemption will be available.

16. Effect of Issuance of Preferred Stock - Our authorized capital consists of 100,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. The Board of Directors, without any action by our shareholders, is authorized to designate and issue shares of Preferred Stock in such series as it deems appropriate and to establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights. The rights of holders of shares of Preferred Stock that may be issued may be superior to the rights granted to the holders of the existing shares of Common Stock. The ability of the Board of Directors to designate and issue such undesignated shares could impede or deter an unsolicited tender offer or takeover proposal regarding us and the issuance of additional shares having preferential rights could adversely affect the voting power and other rights of holders of Common Stock.

17. Non Arm's-Length Transactions - The shares of Common Stock issued to our present shareholders were issued at prices arbitrarily established by us and should not be considered to have been negotiated at arm's length. (See "Certain Relationships and Related Transactions")

18. Dividend Policy - In order to expand, we will need the maximum working capital. Therefore, we do not expect to declare or pay any dividends in the future, but instead we intend to retain all earnings, if any, to expand our operations. The payment of dividends, if any, is in the discretion of our Board of Directors and will depend upon our earnings, if any, in the future, our capital requirements and financial condition, and other relevant factors. (see "Dividend Policy")

19. Risks Relating to Low-priced Stocks - Trading in our Common Stock, if any develops, may be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a "penny stock" because of a market price of less than $5.00. Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker- dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our Common Stock which could severely limit the market liquidity of our Common Stock.

20. Technology used in our businesses could become obsolete The satellite television, cable and terrestrial broadcast industries are in a rapid and continuing state of change as new technologies develop. Similarly, the markets for conditional access systems, broadcast control software and interactive television applications are characterized by rapid technological change, evolving industry standards and frequent product enhancements. Many digital broadcasters are seeking more sophisticated software that will afford them greater flexibility in delivering content such as films, sports events, Internet Web pages and other information to viewers, and will enable them to offer interactive services, video-on-demand and pay-per-view events to their subscribers. Our continued success will depend, in part, upon our ability to acquire more content, and to market our content in new technological environments in a timely and cost-effective manner. We can make no promise that we will be able to keep pace with competing technological developments.

21. Competition could reduce the market share of our businesses and harm their financial performance Competitors to satellite and other pay-TV businesses comprise a broad range of companies engaged in communications, entertainment and services, including satellite, cable and digital terrestrial television distributors, television networks, telecommunications providers and home video products companies, as well as companies developing new technologies and other suppliers of news, information and entertainment. Competition from these companies has increased over the past several years and we expect the industry to undergo significant changes, including continued consolidation in the cable and broadband markets, the growth of digital cable systems and the expansion of digital broadcasting. In addition, the expansion of our platforms to include interactive applications will bring them into competition with new providers. Other providers may deliver competing interactive services to televisions, personal computers or wireless devices. We cannot assure you that our businesses will be able to compete successfully against current and prospective providers of competing services.

22. We are not certain that we will be able to acquire enough hours of footage. In order to to operate our nostalgic sports channel on a 24 hour per day, 7 day per week basis, we will need approximately 4,300 hours of content for the first two years. Although we believe that we will have at least 4,500 hours by the end of 2001, there is no guarantee that we will achieve this, and if we are not successful in achieving this level of acquisition, we may be forced to repeat programs more often, which could lead to a drop off in the rate of subscriptions to our channel, or cancellation of existing subscriptions.

ITEM 3.  DESCRIPTION OF PROPERTY

Offices

Presently, we maintain our principal office at 12868 Via Latina, Del Mar, CA 92014, which is the home of our President. Our telephone number at that office is (858) 481-2207 and our facsimile number is also (858) 481-2207. The office space, which is provided to us rent free, has approximately 2,200 square feet, consisting of 2 separate offices, a conference room, a small kitchen and a bathroom. We expect to continue this arrangement for the short term until we have sufficient working capital. We consider the loaned premises adequate for our purposes for the immediate future. Within the next 18 months, we plan to move the office into a larger space.

Film Library

Our film library consists of approximately several hundred tapes, many of which have been transferred to Beta SP format and some of which are in the process of being of transferring. As of the date of this filing, we hold approximately 480 hours of previously televised sports material, including a wide range of sports not limited to those listed below. By year end 2001, we project that our library holdings will exceed 4500 hours. Our objective is to build this library to 10,000 hours of content by 2003. Mr. Litwak is presently in negotiation with several individuals and entities for the purchase of approximately 1,200 additional hours of nostalgic content.

In our estimation, in order to broadcast fresh content, we will need to have a minimum of 4,300 of broadcast-able (already transferred) content hours. At a rate of 84 hours per week, this would provide approximately 52 weeks worth of content. It is unlikely that viewers would expect a continuous 12 month period of new broadcasting content, since that is rare, if nonexistent, in broadcasting. We believe, therefore, that viewers would not be disappointed if content is shown more than once throughout the year. It is our opinion that 4,300 hours is more than sufficient for a full two years of broadcast programming. We believe that our library will exceed that number of hours by the end of 2001, so we do not anticipate a problem in keeping to our objective.

Our film library is being stored at Stock Video, a video production and storage facility in Boston, Massachusetts, where we are renting an environmentally controlled space of approximately 1,800 square feet.


The Transfer Process

During the past year, we have been steadily acquiring film in various formats from sources including, but not limited to, individuals, collectors, museums and other entities. We have chosen to transfer our footage from their original formats to a more sturdy Beta-SP format, which is suitable for broadcasting and good for long term preservation of the footage. The process of transferring is conducted both in house and at outside transferring facilities. The process is costly, ranging from $450 to $650 per transfer. The process does, however, yields a higher quality, more durable medium for broadcasting. We consider all of our film and tape holdings to be in the public domain, and therefore hold no licenses to any of the recorded materials, as we believe the securing of such rights is not legally necessary.

For reviewing film quality prior to duplication or transfer, we use a film analyzer, which we own, to determine whether such transfer would render an acceptable result. We are in the process of moving our film analyzer from New York to California.


Film Holdings as of December 8, 2000

Following is a summary of our holdings, organized by sport. This library is growing continually, and a more accurate summary of our holdings can be obtained by calling our President, Ed Litwak, at (858) 481-2207.


Sport                               Approximate number       Approximate number
                                        of Programs              of Hours

Baseball                                    75                     55
(Games/Commentary)

Basketball                                  26                     18
(Games/Commentary)

Football                                   150                    105
(Games/Commentary
both college and professional)

Boxing                                      43                     48

Golf                                        25                     20

Wrestling                                   32                     21

Bowling                                     52                     52

Talk Shows/General Sports Programming
(Wide World of Sports, etc.)                63                     87

Indy Auto Racing                            14                      9

Swimming                                     8                      5


Track &Field                                13                      6

Tennis                                      18                     12

Water skiing, roller derby
miscellaneous                               88                     44
                                            --                     --

TOTAL                                      607                    482

Many of our shows feature well know broadcasters from previously televised sporting events such as Russ Hodges, Jack Drees, Mell Allen, Red Barber, Vin Scullly, Chris Schenkel.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table sets forth certain information as of December 1, 2000 with respect to the beneficial ownership of our Company's Common Stock by each person who, to our knowledge at that date, was the owner of 5% or more of the outstanding shares and by each person who is an officer or a director of the Company, and by all officers and directors of the Company as a group, together with the percentages of outstanding shares of Common Stock held by them.

                                                              Percentage
Name and Address                     Number                   as of
of Shareholder                       of Shares                12/01/001

Nicholas J. Lagano, Sr.              1,001,000                 9.2%
3111 Ocean Parkway
Brooklyn, NY 11235

Karen M. Prentice                    5,642,881(2)              0%(2)
16 Winthrop Street
Milton, MA 02186

Edward E. Litwak                     5,642,891(2)             52%(2)
12868 Via Latina
Del Mar, CA 92014

Donald P. Parson                        12,000                 .11%
230 Park Avenue
New York, NY 10169

Fred Renig                           1,181,000               10.9%
4 Yacht Club Cove
Staten Island, NY 10308

Clifford Slavin                         625,100                5.75%
38 Wheatley Road
Old Westbury, NY 11568

Robert Kaplan                           625,100                5.75%
12 Pond Place
Oyster Bay Cove, NY 11771

Olde Monmouth Capital, Inc.             850,838                7.83%
77 Memorial Parkway
Atlantic Highlands, NJ 07716

Robert Stulman                                0                   0%
12868 Via Latina
Del Mar, CA 92014

All Executive
Officers and Directors
as a group (4 persons)               6,643,891(2)             61.2%
-------------------------

1    Based upon 10,863,124 shares issued and outstanding.
2 Shares listed under Karen Prentice and Edward Litwak are duplicate entries. Karen Prentice was the president and a director of Gemma Global, Inc., our predecessor. She is also the daughter of Edward Litwak. Although the shares are in the name of Karen Prentice. Edward Litwak may have a beneficial interest in these shares.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

The following table sets forth the names and ages of the members of our Board of Directors and our executive officers and the positions with the Company held by each.

      Name                           Age                 Office

Edward E. Litwak                     59               President/CEO, Treasurer,
                                                      Director

Donald P. Parson                     57               Director

Nicholas J. Lagano, Sr.              70               Director

Robert Stulman                       65               Secretary

Our directors hold office until the next annual meeting of shareholders of the Company or until successors are elected and qualified. Our officers hold office until the first meeting of directors following the annual meeting of shareholders and until their successors are elected and qualified, subject to earlier removal by the Board of Directors

Edward E. Litwak. Mr. Litwak has been our President since December of 1998 and a director since our incorporation in 1997. Prior to becoming President, Mr. Litwak served as a consultant to the Company which was previously headed by his daughter, Mrs. Prentice. From June 1, 1995 to the present, Mr. Litwak has been President of Satellite Today, a cable network in development. From January 1, 1997 until December 1998 Mr. Litwak also served as the licensing agent for Jennicor, LLC. From March 1, 1994 to June 1, 1995 he was Chairman of Merchandise Entertainment Television Holdings, Inc. From June 1, 1991 to June 30, 1994 he was President of Designers International, Inc. Mr. Litwak also served as Sports Directions Director for a program series entitled the JeanNate Grand Prix. Mr. Litwak attended Cornell University where he majored in business.

Donald P. Parson. Donald P. Parson is a member of our Board of Directors, having joined us on September 19, 2000. For the past six years, beginning in 1994, he has been of counsel to Satterlee Stephens Burke & Burke LLP. Mr. Parson has and has practiced corporate, financial, business and banking law since 1968.

Mr. Parson has previously served as counsel to several brokerage firms and in the formation of four New York and Connecticut chartered banks. He is a director of two mutual funds, Philadelphia Fund, Inc. and Eagle Growth Shares, Inc., and Home Diagnostics, Inc., a medical device company.

Mr. Parson is a Chairman of the Board of Visitors of Syracuse College of Law, and a member of its National Capital Campaign. He is a director of The Rojtman Foundation, a substantial private art foundation in New York City, and NICE (Northern Ireland Childrens Enterprise) which operates two homes for educating young people in Northern Ireland.

Mr. Parson is a member of the American Bar Association and the New York State Bar Association, admitted to practice in New York and before the United States Supreme Court, the United States Court of Appeals, Second Circuit, and the United States District Court, Southern District of New York. He earned his undergraduate degree B.A.) from Duke University, his law degree (J.D.) from Syracuse College of Law, and his masters degree (LL.M.) from New York University.

Nicholas J. Lagano, Sr. Mr. Lagano is one of our Directors, serving in that capacity since September of 1997. From 1977 to the present he has been associated with Blimpie's of New York, serving as CEO and President for most of that period.

Robert Stulman. Mr. Stulman is Secretary to our Company, having served in that capacity since September of 1997. He has been associated with us during our pre-incorporation period, from January 1, 1997 through March of 1999. From 1991 to December 31, 1996 he was Vice President in charge of Importing Footwear for L
J. Global, Inc. in New York City. Mr. Stulman's day to day involvement has been substantially curtailed since we ceased to be involved in the shoe business in September of 1999.

Chen-Kang Pu ("Gus"). Gus is Vice President of Satellite Service, serving in that capacity since November of 2000. Presently, Gus is also the Satellite Communications Manager for Merchandise Entertainment Television (MET) based in San Diego, California, serving in that capacity since February of 1995. Previously, from 1993 to 1995, Gus worked as a multimedia specialist for International Telecommunications, Inc, where he developed multimedia applications and hardware, planned and secured the entire satellite transmission from GE Americom, Keysotone Communications and Pac Bell, as well as the signal encryption system from TV/COM International. Gus has worked with TV from Taiwan and ATV from Hong Kong. Gus received his Masters degree from the Interactive Telecommunication Program at New York University in 1991.

Jospeh Swierczewski. Mr. Swierczewski is Vice President of Computer Services and Operations, serving in that capacity since November of 2000. From October of 1994 to the present, he has been Vice President of Computer Services for Merchandise Entertainment Television (MET) in San Diego, California. From 1975 though 1994, he was Senior Vice President and Chief Information Officer with Garden Way (Troy-Built), Hanover House as a computer systems consultant to Warner Brothers. There, Mr. Swierczewski managed the computer, customer service telemarketing and credit/order processing operations of the company. He was also responsible for the daily operations of Value Television (VTV).

Mr. Swierczewski is a graduate of the University of New Haven, where he received his Bachelor of Science degree in Engineering.

Board of Advisors

We have formed a Board of Advisors with a strong background in the areas of entertainment and sports. We believe that their individual and collective expertise will assist us making certain decisions, and will open up opportunities for us to further our business development. The members of the Board of Advisors are:

Carol Connors. Carol Connors is an accomplished composer, lyricist, writer, and has been nominated for ten major awards (Oscars Emmy's, Grammy's, Golden Globes). She wrote the lyrics for the "Gonna Fly Now", the theme from the Academy Award Wining "Rocky", and has also written songs for many other film and television productions. Ms. Conners has recently written theme songs for the nations of Jamaica and Singapore. Ms. Conner's accomplishments are substantial, and her expertise in the entertainment business is extensive.

Michael Haynes. Michael Haynes was inducted into the NFL Hall of Fame on July 26, 1997. He began his career as a three-year All-WAC star at Arizona State as a Sun Devil, and played for the New England Patriots. He then played for seven seasons with the Los Angeles Raiders. In the NFL, Mr. Haynes was an all-pro choice in 1978, 1982, 1984 and an All-AFC pick eight times.

Edwin Ruh. Mr. Ruh is founder and CEO of Adventure Assets (which can be reviewed at www.adventas.com), an Internet-based sports and entertainment studio that develops, capitalizes and manages original sports and entertainment projects through a $400 million Sports and Entertainment Technology Equity Fund and exploits emerging e-commerce technologies to create a hybrid form of online finance and entertainment. From 1995 to 1998, Mr. Ruh was Managing Director of Gerken Capital Associates, a private investment bank, and General Partner to the Sino-Asia Industrial Equity Fund, a $200 million direct-investment equity fund.

From 1987 to 1995, Mr. Ruh was the senior Vice President in the International Structured Finance Division of The Fuji Bank, Limited. As the founding member of the bank's North American project finance operation, Mr. Ruh was responsible for directing the bank's activities in financial advisory, equity funding, private placement, securitization, and privatization services, in addition to serving as head of the bank's worldwide sports and entertainment business.

Mr. Ruh holds a Masters of Public Administration from Harvard University; Masters Degrees in Business Administration and Public Policy from the Heinz School, Carnegie Mellon University; a Master's Certificate in Materials Science from the University of Michigan; and a Bachelor of Science in Biomedical Engineering from Pennsylvania State University. Mr. Ruh is a member of the World Sports Humanitarian Hall of Fame; the Mayflower Society and the Board of Trustees, Bay Head Chapel. He also is a volunteer with many charitable and philanthropic organizations, including the Orton Dyslexic Society and the Special Olympics. From 1979 to 1981, he toured on the United States Tennis Association professional circuit.

Dennis Murphy. Dennis Murphy has been credited with creating and developing the World Hockey Association (WHA) and the American Basketball Association (ABA). These organizations were merged with their respective professional leagues, the National Hockey League (NHL) and the National Basketball Association (NBA). He also established World Team Tennis (WTT) and Roller Hockey Association (RHI), both of which are currently operating.


ITEM 6.  EXECUTIVE COMPENSATION

Compensation of Directors

None of our directors receives compensation for services as a director. However, directors will be reimbursed expenses of attendance at meetings of the Board. In exchange for joining our Board of Directors, we plan to issue Don Parson 12,000 shares of our Common Stock.

Compensation of Management

Except for our Employment Agreements with our President, Edward Litwak, we do not currently have any employment agreements. Mr. Litwak receives $60,000 a year but this will increase to $120,000 a year if and when our Common Stock commences public trading. Neither Edward Litwak nor any other members of Managment have received stock options or other such non-cash compensation.

Compensation of Advisors

None of our advisors receives compensation for services as an advisor. However, advisors will be reimbursed expenses of attendance at meetings of the Board of Advisors. In exchange for joining our

Board of Advisors, we plan to issue each member 5,000 shares of our Common
Stock.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

When we decided to change our business direction and enter the nostalgic sports channel business, we incorporated Global Group International, Inc. in order to have a logical entity to which we could assign our licenses to exploit the Gucci name, and to spin-off the shoe business. It was our objective to give the original group of investors and the original Board of Directors control of the shoe business, so we designated a series of preferred stock (1999-Global Group Series) and issued 855,000 shares to those original investors and board members. The 1999-Global Group Series, as provided in our designation, converted to shares of Common Stock of Global Group International, Inc. Nick Lagano and Edward Litwak, directors of our Company, as well as others who are not directors or principal shareholders have been issued shares of Common Stock of Global Group International, Inc. as a result of their conversion. There are presently no shares of our Preferred Stock issued and outstanding.


ITEM 8.  DESCRIPTION OF SECURITIES

Our authorized capital structure consists of shares of Preferred Stock and Common Stock, both having a par value of one tenth of one cent ($.001) per share. The authorized classes, and the amount or number of each which are authorized and outstanding as of the date of this registration statement, are as follows:

             Class              Authorized              Outstanding

       Capital Notes                1,000,000              $ 352,000
       Preferred Stock             10,000,000                      0
       Common Stock               100,000,000             10,863,124  shares


Capital Notes

In January of 2000, our Board of Directors approved the use of Capital Notes to raise needed capital. We have sold $352,000 of our "2000 Convertible Subordinated Notes", in amounts ranging from $1,000 to $100,000. The holder of a 2000 Convertible Subordinated Note will receive interest at the rate of 12% calculated from the date of issuance to the earlier of maturity or payment if full if paid before maturity. The principal sum remaining and all accrued interest is due and payable in full on December 31, 2000, unless converted at the Holder's option. Holders may choose to convert their Capital Notes to Common Stock thirty days following the effectiveness of this registration statement at a rate of $1.25 per share. In the event that Capital Notes are not converted to Common Stock or paid on or before December 31, 2000, interest will be accrued on the principal sum and all accrued unpaid interest to December 31, 2000 at the rate of 18% per annum calculated from January 1, 2001 to the date of payment in full.

Preferred Stock

Of our 10,000,000 authorized shares, we have designated only one series of our Preferred Stock, called the 1999-Global Group Series of Convertible Preferred Stock, of which there are 855,000 shares authorized, and all of which have been issued, and have converted to shares of Global International, Inc., as pursuant to the Certificate of Designation. We have no current plans for authorizing any other series. The remaining 9,145,000 shares of Preferred Stock authorized are undesignated as to preferences, privileges and restrictions. As shares are issued, our Board of Directors must establish a series of the shares to be issued and designate the preferences, privileges and restrictions applicable to that series. We expect to use the Preferred Shares to make acquisitions, but there are no acquisitions under negotiation at this time.

Common Stock

Our Articles of Incorporation provide for the issuance of 100,000,000 shares of Common Stock, having a par value of $.001 per share. Common Stock shareholders are entitled to cast one vote for each share at all shareholders' meetings for all purposes, including the election of directors. Holders share equally on a per share basis in dividends that may be declared by the Board of Directors out of funds legally available after dividend distributions to Holders of Preferred Stock. Upon liquidation or dissolution, any assets remaining after payment of creditors and after distribution of accrued and unpaid dividend to holders of Preferred Stock will be available for distribution to holders of our Common Stock. Shares of Common Stock are not redeemable, and have no conversion rights. The Common Stock does not have cumulative voting rights, which means that the holders of more than fifty percent of the Common Stock voting for election of directors can elect one hundred percent of our directors if they choose to do so. The Company, which is recently organized and has no earnings, has not paid any dividends on its Common Stock and it is not anticipated that any dividends will be paid in the foreseeable future. Dividends upon Preferred Shares (if and when issued) must have been paid in full for all past dividend periods before distribution can be made to the holders of Common Stock. In the event of a voluntary or involuntary liquidation, all of our assets and funds remaining after payments to the holders of any issued and outstanding Preferred Stock will be divided and distributed among the holders of Common Stock according to their respective shares. No holder of Common Stock has any preemptive or other right to subscribe for or purchase any part of any new or additional issue of Common Stock or securities convertible into Common Stock.

Dividend Policy

We have just begun operations, have had only limited revenues, have not had any earnings or net profits, and have not paid any cash dividends on our Common Stock. Our Board of Directors has no present intention of declaring any cash dividends, as we expect to re-invest all profits in the business for additional working capital for continuity and growth. The declaration and payment of dividends in the future will be determined by our Board of Directors considering the conditions then existing, including our earnings, financial condition, capital requirements, and other factors.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

No Public Market. There is no public market for our Common Stock. Once this Registration Statement becomes effective, we will attempt to have an authorized market maker apply to have the shares listed on the National Association of Securities Dealers OTC Bulletin Board, and/or on the National Quotations Bureau Pink Sheets and Electronic Pink Sheets. We are uncertain that we will find such a market maker or obtain such a listing. Even if we secure trading in our Common Stock we are not certain that any trading market developed will be sustained. Furthermore, any trading is likely to be sporadic, in small volumes, and at fluctuating prices.

Shares Eligible for Resale. Our Company, under its original name of "Tren Property Corp.", made a stock distribution under Rule 504 on October 27, 1997 and issued 11,553,100 shares of our Common Stock. However, following the 1 for 1,000 reverse stock split and the rounding up of fractional shares to a full share, a total of 12,667 shares were issued and outstanding. Approximately 5,940 of such 12,667 shares are now eligible for resale under Rule 144. Those shares were issued to affiliates and were therefore restricted at the time of issuance, but are now eligible for resale under Rule 144. The remaining 6,727 shares are eligible for resale because they were issued under Rule 504.

On June 25, 1998, we issued 10,000 shares (now 10 shares) of Common Stock to Mr. Litwak to acquire his original Nevada corporation, also named "Gemma Global, Inc."; all of those shares were restricted due to Mr. Litwak's status as an affiliate of the Company, but are now eligible for resale.

Also in 1998 (after adjustment for the subsequent 1 for 1,000 reverse stock split, as applicable) we issued 8,333,333 shares of our Common Stock in private placements. Of these, 5,642,881 shares are held by affiliates and 2,690,462 shares are held by non-affilliates. The shares held by non affiliates will be free from the volume limitations of Rule 144 by December 28, 2000 while the remaining shares held by affiliates, although held for more than two years, will remain subject to the resale and transfer volume limitations of Rule 144. In addition, in an offering under Rule 504 of Regulation D made in December of 1998, we issued a total of we issued a total of 1,112,500 shares of Common Stock to three professionals and consultants in exchange for their legal and consulting services. Since these shares were issued under Rule 504 they are free trading and eligible for sale at this time.

On February 22, 1999, we commenced an offering of shares of our Common Stock at an offering price of $1.00 per share (the "1999 Offering") pursuant to Rule 504 of Regulation D. As a result of that offering, from February 1, 1999 to March 31, 1999, we issued 4,000 shares for total proceeds of $4,000, and 180,000 shares to a consultant in payment for its services. These issuances were considered exempt under Section 3(b) of the Securities Act and Rule 504 of Regulation D promulgated thereunder. Since these shares were issued under Rule 504 they are eligible for sale at this time.

On November 12, 1999, the Company issued 1,000,000 of its shares of Common Stock to two individuals in repayment of a $100,000 loan made to the Company. These issuance were considered exempt by reason of Section 4(2) of the Securities Act of 1933.

On May 17, 2000, the Company issued 25,000 shares of its Common Stock to an individual for consulting services. These shares will not be eligible for resale until May 17, 2001, and at that time, will be subject to the volume restrictions of Rule 144.

Prior to the merger of Cavalcade of Sports Network, Inc. (New York) with the Company, various persons had sold sports film footage to that New York corporation in exchange for cash and Common Stock of the public company with which Mr. Steven Bass, then the President of Cavalcade of Sports Network, Inc., had previously intended to merge. As a part of the termination of the original proposed merger and to clarify the title to the footage, the Company agreed to exchange its shares for the shares of the other company and to return the received shares to the other company for cancellation. From March 21, 2000 to June 16, 2000, the Company issued 105,564 shares to approximately 17 persons. The shares of the other company received in exchange were returned to that issuer for cancellation. These issuances were considered exempt by reason of
Section 4(2) of the Securities Act of 1933.

From July 25, 2000 through December 1, 2000, the Company issued a total of 90,060 in private placements. None of these issuances were made to affiliates, therefore these shares will be eligible for resale one year from the date of issuance, subject to the volume restrictions of Rule 144.

In general, under Rule 144 as currently in effect, subject to the satisfaction of certain other conditions, a person or persons, including an affiliate of the Company, whose shares are aggregated or who has owned restricted shares beneficially for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of one percent of the total number of outstanding shares or the average weekly trading volume during the four calendar weeks preceding the sale. A person, or persons whose shares are aggregated, who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her stock for at least two years is entitled to sell such stock pursuant to Rule 144 (k) without regard to the limitations described above. Persons deemed to be affiliates must always abide by the volume limitations and other requirements or Rule 144, even after the applicable holding periods have expired. We are unable to estimate the number of shares that will be sold under Rule 144, since the amount of restricted shares sold will depend on the prevailing market price for our Common Stock, the personal circumstances of the affiliates who own the restricted shares, and other factors. Any future sale of substantial amounts of shares in the open market may adversely affect the market price of our Common Stock.


ITEM 2.  LEGAL PROCEEDINGS

We are not a party to any pending legal proceedings. We are not aware of any legal proceedings pending, threatened or contemplated, against any of our officers or directors, respectively, in their capacities as such.


ITEM 3. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.


ITEM  4.  RECENT SALES OF UNREGISTERED SECURITIES

Our Company was originally organized on July 29, 1997 in the State of Delaware as Tren Property Corp., which was the shoe sales subsidiary of a public holding company. Subsequently, on October 27, 1997, the subsidiary distributed 11,553,100 shares of Tren Property Corp.'s Common Stock to the shareholders of the holding company in a distribution under Rule 504 of Regulation D. As a result of that distribution, Tren Property Corp. became an independent company. Subsequently, our founder, Mr. Edward E. Litwak, on behalf of himself and certain associates, purchased 8,392,480 shares of Tren Property Corp.'s Common Stock from its primary stockholders. A total of 1,649,740 shares remained held by former officers, directors and affiliates, 1,510,880 shares were held by approximately 600 shareholders. The distribution by Tren Property Corp. was considered exempt from registration by reason of Rule 504 of Regulation D.

Previously, on July 22, 1997, our founder, Edward E. Litwak, had organized a Nevada corporation named "Gemma Global, Inc." to exploit certain trade name licenses obtained from Jennicor, LLC. At the time of incorporation, Mr. Litwak assigned the License Agreements to Gemma Global, Inc. in exchange for all 10,000 shares of the corporation's Common Stock. Effective January 1, 1998, Mr. Litwak exchanged his 10,000 shares of the Gemma Global, Inc. Common Stock for 10,000 shares of our Common Stock in a so-called "B Reorganization", which is a tax-free exchange of stock-for-stock under Section 368(a)(1)(B) of the Internal Revenue Code. As a result of that stock exchange, Gemma Global, Inc. became a wholly-owned subsidiary of Tren Property Corp. The issuance of the 10,000 shares was considered exempt from registration by reason of Section 4(2) of the Securities Act of 1933.

We then merged the Nevada subsidiary, Gemma Global, Inc., into Tren Property Corp. and changed the name of that Delaware company to Gemma Global, Inc. Next, we re-domiciled the surviving company in Nevada by merging it into a new Nevada corporation, also named Gemma Global, Inc. As a result of those mergers, Tren Property Corp. became a Nevada corporation named "Gemma Global, Inc." which owned the Jennicor, LLC licenses. The re-domiciliation was considered exempt from registration by reason of Section 3(a) (9) of the Securities Act of 1933.

On December 16, 1998 we effected a 1000 for 1 reverse stock split. We rounded up all fractional shares to a full share. As a result of the reverse stock split and rounding up, there were only 12,667 shares then issued and outstanding.

On December 22, 1998 Mr. Edward Litwak converted $15,000 of his advances to the Company to equity and purchased 8,333,333 shares of our Common Stock, at a conversion price of. $0.0018 per share. Mr. Litwak directed that the Company issue the 8,333,333 shares of our Company's Common Stock to 45 individuals, consisting of certain existing members of management and other shareholders, in exchange for their services. These issuances were considered exempt from registration by reason of Section 4(2) of the Securities Act of 1933.

Also on December 22, 1998 the Company directed that 850,000 shares be issued to Olde Monmouth Capital Co., Inc., and 262,500 shares be issued to Fox Law Offices, P.A., all at the par value of $.001 per share in payment for services. These issuances were made pursuant to Rule 504 of Regulation D and were considered exempt from registration by reason of Section 3(b) of the Securities Act and Rule 504 promulgated thereunder.

We commenced an offering of shares of our Common Stock at an offering price of $1.00 per share (the "1999 Offering") pursuant to Rule 504 of Regulation D. As a result of that offering, from February 1, 1999 to March 31, 1999, we issued 4,000 shares for total proceeds of $4,000, and 180,000 shares to a consultant in payment for its services. These issuances were considered exempt under Section 3(b) of the Securities Act and Rule 504 of Regulation D promulgated thereunder.

On November 12, 1999, the Company issued a total of 1,000,000 shares of Common Stock to two individuals in payment of a $100,000 loan made to the Company. These issuances were considered exempt by reason of Section 4(2) of the Securities Act.

On May 17, 2000, the Company issued 25,000 shares of its Common Stock to an individual for services. This issuance was considered exempt by reason of
Section 4(2) of the Securities Act of 1933.

Prior to the merger of Cavalcade of Sports Network, Inc. (New York) with the Company, various persons had sold sports film footage to that New York corporation in exchange for cash and Common Stock of the public company with which Mr. Steven Bass, then the President of Cavalcade of Sports Network, Inc., had previously intended to merge. As a part of the termination of the original proposed merger and to clarify the title to the footage, the Company agreed to exchange its shares for the shares of the other company and to return the received shares to the other company for cancellation. From March 21, 2000 to June 16, 2000, the Company issued 105,564 shares to approximately 17 persons. The shares of the other company received in exchange were returned to that issuer for cancellation. These issuances were considered exempt by reason of
Section 4(2) of the Securities Act of 1933.

On July 25, 2000, the Company issued 1,000 shares of its Common Stock to an individual in payment for services. This issuance was considered exempt from registration by reason of Section 4(2) of the Securities Act of 1933.

Between August 10, 2000 and October 13, 2000, the Company issued 61,060 to consultants in payment for services. These issuances were considered exempt from registration by reason of Section 4(2) of the Securities Act of 1933.

On August 21, 2000, the Company issued 5,000 shares of its Common Stock as additional consideration for the making of the $100,000 loan. This issuance was considered exempt by reason of Section 4(2) of the Securities Act of 1933.

On October 30, 2000, the Company issued a total of 20,000 shares of its Common Stock to seven individuals and entities in exchange for their production, advertising, song-writing and consulting services. These issuances were considered exempt by reason of Section 4(2) of the Securities Act of 1933.

On November 9, 2000, the Company issued 2,500 shares of its Common Stock to a consultant in exchange for production services. This issuance was considered exempt by reason of Section 4(2) of the Securities Act of 1933.

On December 1, 2000, the Company issued 500 shares to a consultant in exchange for its services. This issuance was considered exempt by reason of Section 4(2) of the Securities Act of 1933.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Nevada Corporation Law

Section 78.7502 of the Nevada General Corporation Law contains provisions authorizing indemnification by the Company of directors, officers, employees or agents against certain liabilities and expenses which they may incur as directors, officers, employees or agents of the Company or of certain other entities. Section 78.7502(3) provides for mandatory indemnification, including attorney's fees, if the director, officer, employee or agent has been successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter therein. Section

78.751 provides that such indemnification may include payment by the Company of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if he shall be ultimately found not to be entitled to indemnification under the Section. Indemnification may be provided even though the person to be indemnified is no longer a director, officer, employee or agent of the Company or such other entities. Section 78.752 authorizes the Company to obtain insurance on behalf of any such director, officer employee or agent against liabilities, whether or not the Company would have the power to indemnify such person against such liabilities under the provisions of the Section 78.7502.

The indemnification and advancement of expenses provided pursuant to Sections
78.7502 and 78.751 are not exclusive, and subject to certain conditions, the Company may make other or further indemnification or advancement of expenses of any of its directors, officers, employees or agents. Because neither the Articles of Incorporation, as amended, or By-laws of the Company otherwise provide, notwithstanding the failure of the Company to provide indemnification and despite a contrary determination by the Board of Directors or its shareholders in a specific case, a director, officer, employee or agent of the Company who is or was a party to a proceeding may apply to a court of competent jurisdiction for indemnification or advancement of expenses or both, and the court may order indemnification and advancement of expenses, including expenses incurred in seeking court- ordered indemnification or advancement of expenses if it determines that the petitioner is entitled to mandatory indemnification pursuant to Section 78.7502(3) because he has been successful on the merits, or because the Company has the power to indemnify on a discretionary basis pursuant to Section 78.7502 or because the court determines that the petitioner is fairly and reasonably entitled indemnification or advancement of expenses or both in view of all the relevant circumstances.

Articles of Incorporation and By-Laws

The Articles of Incorporation and By-laws of the Company, as amended, of the Company empower the Company to indemnify current or former directors, officers, employees or agents of the Company or persons serving by request of the Company in such capacities in any other enterprise or persons who have served by the request of the Company is such capacities in any other enterprise to the full extent permitted by the laws of the State of Nevada.

Pursuant to Nevada law and the Company's Articles of Incorporation and By-laws, officers and directors of the Company (and former officers and directors) are entitled to indemnification from the Company to the full extent permitted by law. The Company's Articles of Incorporation and By-laws generally provide for such indemnification for claims arising out of the acts or omissions of the Company's officers and directors in their capacity as such, undertaken in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The conditions and extent of indemnification are set forth in the Articles of Incorporation and By-laws of the Company and in the Indemnity Agreements between the Company and each officer and director. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Limitation On Liability

As permitted by Nevada law, the Company's Articles of Incorporation provide that a director of the Company shall not be personally liable for monetary damages for a breach of fiduciary duty as such, except for liability (i) for any breach of the director's duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) for any transaction from which the director derived an improper personal benefit. This provision is intended to afford the Company's directors additional protection from, and limit their potential liability from, suits alleging a breach of their duty of care. The Company believes this provision will assist it in the future in securing the services of directors who are not employees of the Company. As a result of the inclusion of such a provision, shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders for any particular case, shareholders may not have any effective remedy against the challenged conduct.

Indemnity Agreement

In order to induce and encourage highly experienced and capable persons to serve as directors and officers, we have entered into an Indemnity Agreement with each director and officer presently serving us and will provide the same agreement to future directors and officers as well as certain agents and employees. The Agreement provides that we shall indemnify the director and/or officer, or other person, when he or she is a party to, or threatened to be made a party to, a proceeding by, or in the name of, the Company. Expenses incurred by the indemnified person in any proceeding are to be paid to the fullest extent permitted by applicable law. The Agreement may at some time require us to pay out funds which might otherwise be utilized to further our business objectives, thereby reducing our ability of to carry out its projected business plans.

Director's and Officer's Liability Insurance

At present, we do not have any liability insurance for the benefit of its officers and directors. Because of the expected cost of such insurance, we have no present plans to obtain such insurance.


SEC Position on Indemnification for Security Act Liability

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that is the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.


                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized


                                               Cavalcade of Sports Media, Inc.
                                               Registrant


Date: December 4, 2000                         By: /s/ Edward E. Litwak
                                                   -----------------------------
                                                   Edward E.  Litwak, President




/s/ Edward E. Litwak
-----------------------------                      December 4, 2000
Edward E. Litwak, CEO

/s/ Edward E. Litwak
-----------------------------
Edward E. Litwak, CFO

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1999 AND 1998



                         FORMING A PART OF ANNUAL REPORT
                 PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934


                         CAVALCADE OF SPORTS MEDIA, INC.
                          (A Development Stage Company)

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)

                          Index to Financial Statements

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                                              Page No

Report of Independent  Certified  Public  Accountants                                           F-3
Consolidated  Balance Sheet at December 31, 1999 and 1998                                    F-3 to F-4
Consolidated Statements of Losses for the two years ended December 31,
1999 and 1998, and for the period July 29, 1997 (date of inception) to
December 31, 1999 for the two years ended December 31, 1999 and 1998,
and for the period July 29, 1997 (date of inception) to December 31, 1999                       F-5

Consolidated Statements of Deficiency in Stockholders' Equity for the two
years ended December 31, 1999 and 1998, and for the period July 29, 1997
(date of inception) to December 31, 1999                                                        F-6
Consolidated Statements of Cash Flows for the two years ended December 31,
1999 and 1998, and for the period July 29, 1997  (date of inception) to
December 31, 1999                                                                               F-7
Notes to Consolidated Financial Statements                                                   F-8 to F-17

INTERIM CONDENSED  FINANCIAL STATEMENTS
(UNAUDITED)
Condensed  Statement of Losses for the nine months ended  September 30, 2000 and 1999 and for the period July 29, 1997 (date of inception) to September 30,
2000                                                                                            F-18

Condensed  Balance  Sheet as of  September  30, 2000 and  December 31, 1999                     F-19
Condensed  Statement of Cash Flows for the nine months ended September 30,
2000 and 1999 and for the period July 29, 1997 (date of  inception) to
September 30, 2000                                                                              F-20
Condensed Notes to Financial Statements at September 30, 2000                                   F-21

                             Stefanou & Company, LLP
                          CERTIFIED PUBLIC ACCOUNTANTS

                                1360 Beverly Road
                                    Suite 305
                              McLean, VA 22101-3621
                                  703-448-9200
                               703-448-3515 (fax)
                                                                Philadelphia, PA
--------------------------------------------------------------------------------

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Cavalcade of Sports Media, Inc.
Del Mar, California

     We have audited the accompanying consolidated balance sheet of Cavalcade of Sports Media, Inc. (a development stage Company) as of December 31, 1999 and 1998 and the related consolidated statements of losses, deficiency in stockholders' equity, and cash flows for the years then ended and for the period July 29, 1997 (date of inception) to December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cavalcade of Sports Media, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the two years ended, and from July 29, 1997 (date of inception) to December 31, 1999, in conformity with generally accepted accounting principles.

                                                  /s/  STEFANOU & COMPANY, LLP
                                                       -----------------------
                                                  Stefanou & Company, LLP
                                                  Certified Public Accountants



McLean, Virginia
October 25, 2000

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                                  BALANCE SHEET
                           DECEMBER 31, 1999 and 1998


         ASSETS                                           1999           1998
                                                          ----           ----

CURRENT ASSETS:

         Cash and equivalents                           $ 37,795        $2,225
                                                        --------        ------

                  Total current assets                    37,795         2,225


OTHER ASSETS:
            Film library                                 271,000            --
            Other investment                               5,000            --
                                                        --------        ------
                                                         276,000            --
                                                        --------        ------

                                                        $313,795       $ 2,225
                                                        ========       =======




           See accompanying notes to consolidated financial statements

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 1999 and 1998



                                                                                   1999           1998
                                                                                   ----           ----
         LIABILITIES

CURRENT LIABILITIES:

         Accounts payable and accrued expenses                                      $200,522       $ 35,843
             Other accrued liabilities (Note D)                                      380,000             --
         Advances from officers  (Note F)                                            261,729        141,675
                                                                                     -------        -------

                  Total current liabilities                                          842,251        177,518

COMMITMENTS AND CONTINGENCIES (NOTE E)

DEFICIENCY IN STOCKHOLDERS' EQUITY (NOTE D)

         Preferred stock, par value, $.001 per share; 10,000,000
shares authorized; 855,000 issued at December 31              1999 and
none issued at December 31, 1998                                                         855             --
         Common stock, no par value, $.001 per share; 100,000 ,000
shares authorized in 1999; 20,000,000 shares authorized in
             1998; 10,642,500 issued at December 31, 1999; 9,457,396
              shares issued at December 31, 1998                                      10,642          9,458
         Additional paid-in-capital                                                  139,913         19,097
         Deficit accumulated during development stage                               (679,866)      (203,848)
                                                                                    ---------      ---------
             Deficiency in stockholders' equity                                     (528,456)      (175,293)
                                                                                    ---------      ---------

                                                                                    $313,795       $  2,225
                                                                                    ========       ========



           See accompanying notes to consolidated financial statements

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                        CONSOLIDATED STATEMENTS OF LOSSES
                            YEARS ENDED DECEMBER 31,


                                                                                                         Period from
                                                                                                        July 29, 1997
                                                                                                           (date of
                                                                                                          inception)
                                                                                                           through
                                                                                                        December 31,
                                                                     1999              1998                  1999
                                                                     ----              ----                  ----

Revenues:                                                            $       --       $       --        $        --

Cost and expenses:
         Selling, general and administrative                             212,109          203,848           415,957
             Impairment loss                                             266,794                            266,794
                                                                     -----------      -----------       ------------
                                                                         478,903          203,848           682,751
         Other Income                                                      2,885               --             2,885
                                                                     -----------      -----------       ------------
            Operating loss                                              (476,018)        (203,848)         (679,866)
                                                                     ===========      ===========       ============
Income (taxes) benefit                                                        --               --                 --
                                                                     -----------      -----------       ------------

Net loss                                                             $  (476,018)      $ (203,848)       $ (679,866)
                                                                     ===========      ===========       ===========

Loss per common share (basic and assuming dilution)                  $     (.05)       $    (.04)        $    (.20)
                                                                     ===========      ===========       ===========

Weighted average common shares outstanding                            10,050,500        4,735,578         3,543,114
                                                                      ==========        =========         =========



           See accompanying notes to consolidated financial statements


                                              CAVALCADE OF SPORTS MEDIA, INC.
                                             (A developmental stage company)
                             CONSOLIDATED STATEMENTS OF DEFICIENCY IN STOCKHOLDERS' EQUITY
                                         YEARS ENDED DECEMBER 31, 1999 and 1998




                                                  Preferred      Stock         Common       Stock        Additional
                                                    Shares       Amount        Shares       Amount      Paid-in-Capital

Shares  issued at date of  inception  (July 29,
1997 to founder in exchange  for
contribution of organization costs, as
restated (Note D)                                         --      $     --        12,657   $       12    $   11,541
                                                                                                   --

         Net loss                                         --            --            --           --            --
                                                  ----------    ----------    ----------   ----------    ----------
Balance at December 31, 1997 as restated
                                                          --            --        12,657           12        11,541
Share issued in exchange for Gemma Global,
Inc., as restated (Note D)                                --            --            10           --            --
Shares issued to consultants in exchange
for services                                              --            --     1,112,500        1,113           889
Shares issued in exchange for shareholder
debt                                                                           8,333,333        8,333         6,667
Net loss                                                 --      (203,848)            --     (203,848)
                                                  ----------    ----------    ----------   ----------    ----------
Balance at December 31, 1998                                                   9,458,500        9,458        19,097
Shares issued for cash in connection with
private placements                                        --            --     1,004,000        1,004       102,996
Shares issued to consultants  in exchange
for services                                              --            --       180,000          180        17,820
Shares issued in exchange for services
(Note D)                                             855,000           855            --           --            --
Repurchase of shares                                      --            --            --           --            --
Issuance of shares in connection with
acquisition of Cavalcade of Sports Network,
Inc. (Note B)                                             --            --            --           --            --
         Net loss                                         --            --            --           --            --
                                                  ----------    ----------    ----------   ----------    ----------
Balance at December 31, 1999                         855,000    $      855    10,642,500   $   10,642    $  139,913
                                                  ==========    ==========    ==========   ==========    ==========

                                                  Deficit
                                                Accumulated
                                             During Development               Treasury
                                                  Stage           Stock        Total
                                                  -----           -----        -----
Shares  issued at date of  inception  (July 29,
1997 to founder in exchange  for
contribution of organization costs, as
restated (Note D)                                 $       --    $       --    $   11,553


         Net loss                                         --            --            --
                                                  ----------    ----------    ----------
Balance at December 31, 1997 as restated
                                                          --            --        11,553
Share issued in exchange for Gemma Global,
Inc., as restated (Note D)                                --            --            --
Shares issued to consultants in exchange
for services                                              --            --         2,002
Shares issued in exchange for shareholder
debt                                                      --                      15,000
Net loss                                            (203,848)           --      (175,293)
                                                  ----------    ----------    ----------
Balance at December 31, 1998                        (203,848)           --      (175,293)
Shares issued for cash in connection with
private placements                                        --            --       104,000
Shares issued to consultants  in exchange
for services                                              --            --        18,000
Shares issued in exchange for services
(Note D)                                                  --            --           855
Repurchase of shares                                      --        (2,821)       (2,821)
Issuance of shares in connection with
acquisition of Cavalcade of Sports Network,
Inc. (Note B)                                             --         2,821         2,821
         Net loss                                   (476,018)           --      (476,018)
                                                  ----------    ----------    ----------
Balance at December 31, 1999                      $ (679,866)   $     --      $ (528,456)
                                                  ==========    ==========    ==========


           See accompanying notes to consolidated financial statements

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            YEARS ENDED DECEMBER 31,

                                                                                                          Period from July 29,
                                                                                                             1997 (date of
                                                                                                           inception) through
                                                                                                            December 31,1999
                                                                                                            ----------------
                                                                            1999             1998
                                                                            ----             ----

Increase (decrease) in cash and equivalents
Cash flows from operating activities
         Net loss for the year                                            $   (476,018)      $ (203,848)            $  (679,866)
         Adjustments to reconcile net earnings to net cash
                  provided by operating activities:

             Common stock issued in exchange for services                       18,000           13,555                  31,555
             Preferred stock issued in exchange for services                       855               --                     855
         Increase (decrease) in:
         Accounts payable and accrued expenses                                 164,679           35,843                 200,522
             Advances from officer                                             120,054          141,675                 261,729
             Other advances                                                    380,000               --                 380,000
                                                                          ------------        ---------            ------------
         Net cash provided by operating activities                             207,570         (12,775)                 194,795
Cash flows used in investing activities
         Acquisition of film library                                          (271,000)              --                (271,000)
             Investment                                                         (5,000)              --                  (5,000)
                                                                          ------------        ---------            ------------
            Net cash used in investing activities                             (276,000)              --                (276,000)
Cash flows provided (used) in financing activities:
         Proceeds from issuance of notes payable and other
         Proceeds from issuance of common stock, net                           104,000           15,000                 119,000
                                                                          ------------        ---------            ------------
         Net cash, provided (used) in financing activities                     104,000           15,000                 119,000
                                                                          ------------        ---------            ------------
Net (decrease) increase in cash and equivalents                                 35,570            2,225                  37,795
Cash and equivalents at beginning of period                                      2,225
                                                                          ------------        ---------            ------------
                                                                                    --               --                   2,225
                                                                          ------------        ---------            ------------
Cash and equivalents at end of period                                     $     37,795        $   2,225            $     40,020
                                                                          ============        =========            ============
Supplemental Disclosures of Cash Flow Information
Cash paid during the year for interest                                    $         --        $      --            $         --
                                                                          ============        =========            ============
Common stock issued for services                                          $     18,000        $  13,555            $     31,555
Preferred stock issued in exchange for services                                    855               --                     855
Common stock issued in exchange for debt                                            --           15,000                  15,000
Acquisition:
         Assets acquired                                                       415,030               --                 415,030
         Accumulated deficit                                                        --               --                       -
         Liabilities assumed                                                  (412,209)              --                (412,209)
         Common stock issued                                                   (2,821)               --                  (2,821)
                                                                          ------------        ---------            ------------
         Net cash paid for acquisition                                    $         --        $      --            $         --
                                                                          ============        =========            ============


           See accompanying notes to consolidated financial statements

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 and 1998

NOTE A-SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Business and Basis of Presentation

Cavalcade of Sports Media, Inc. (the "Company") is in the development stage and its efforts have been principally devoted to developing a sports entertainment business, which will provide 24 hours per day broadcasting from a library of nostalgic sports programming and footage to paid subscribers. To date the Company has generated no sales revenues, has incurred expenses, and has sustained losses. Consequently, its operations are subject to all risks inherent in the establishment of a new business enterprise. For the period from inception through December 31, 1999, the Company has accumulated losses of $679,866.

The consolidated financial statements include the accounts of Cavalcade of Sports Media, Inc. and its wholly-owned subsidiaries, Cavalcade of Sports Network, Inc. and Global Group International, Inc. Significant intercompany transactions have been eliminated in consolidation.

Revenue Recognition

The Company will follow a policy of recognizing subscriber fee income as revenue in the period the service is provided.

Film Library

The Company's film library is stated at cost, less accumulated amortization. For financial statement purposes, amortization of the film library is provided using the straight-line method over their estimated useful. The straight-line method of depreciation is also used for tax purposes. Amortization will be for the estimated useful life of 3 years, starting once films are ready for distribution. Amortization will follow the Film Forecast Method presented in SFAS Number 53 "Financial Reporting by Producers and Distributors of Motion Picture Films.

Advertising

The Company follows the policy of charging the costs of advertising to expenses incurred.

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1999 and 1998 AND 1997

NOTE A-SUMMARY OF ACCOUNTING POLICIES (continued)


Income Taxes

Income taxes are provided based on the liability method for financial reporting purposes in accordance with the provisions of Statements of Financial Standards No. 109, "Accounting for Income Taxes". Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be removed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.


Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

Goodwill and Other Intangibles

Goodwill represents the excess of the purchase price over the fair value of acquired companies and is being amortized on a straight-line basis over forty years.

 Long-Lived Assets

The Company has adopted Statement of Financial Accounting Standards No. 121 (SFAS 121). The Statement requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 also requires assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell.

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 and 1998

NOTE A-SUMMARY OF ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and trade receivables. The Company places its cash and temporary cash investments with high credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit.

Stock Based Compensation

The Company accounts for stock transactions in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees." In accordance with statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," the Company has adopted the proforma disclosure requirements.

Liquidity

As shown in the accompanying financial statements, the Company incurred a net loss of $ 476,018 during the year ended December 31, 1999 and $ 203,848 during the year ended December 31, 1998. The Company's current assets exceeded its current liabilities by $ 804,456 as of December 31, 1999.

Comprehensive Income

The Company does not have any items of comprehensive income in any of the periods presented.

 Segment Information

The Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131") in the year ended December 31, 1998. SFAS establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The information disclosed herein, materially represents all of the financial information related to the Company's principal operating segment.

                       CAVALCADE OF SPORTS MEDIA, INC.
                        (A developmental stage company)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 and 1998



NOTE A-SUMMARY OF ACCOUNTING POLICIES (continued)

Net Loss Per Share

The Company has adopted Statement of Financial Accounting Standard No. 128, "Earnings Per Share," specifying the computation, presentation and disclosure requirements of earnings per share information. Basic earnings per share has been calculated based upon the weighted average number of common shares outstanding. Stock options and warrant's have been excluded as common stock equivalents in the diluted earnings per share because they are either antidilutive, or their effect is not material. There is no effect on earnings per share information for the year ended December 31, 1999 relating to the adoption of this standard.

New Accounting Pronouncements

The Company adopted Statement of Financial Accounting Standards No. 132, Employers' Disclosures about Pension and Other -Post Employment Benefits ("SFAS 132") in the year ended December 31, 1999. SFAS No. 132 establishes disclosure requirements regarding pension and post employment obligations. SFAS No. 132 does not effect the Company as of December 31, 1999.

In March 1998, Statement of Position No. 98-1 was issued, which specifies the appropriate accounting for costs incurred to develop or obtain computer software for internal use. The new pronouncement provides guidance on which costs should be capitalized, and over what period such costs should be amortized and what disclosures should be made regarding such costs. This pronouncement is effective for fiscal years beginning after December 15, 1998, but earlier application is acceptable. Previously capitalized costs will not be adjusted. The Company believes that it is already in substantial compliance with the accounting requirements as set forth in this new pronouncement, and therefore believes that adoption will not have a material effect on its financial condition or operating results.

In April 1998, Statement of Position No. 98-5 was issued which requires that companies expense defined previously capitalized start-up costs including organization costs and expense future start-up costs as incurred. Adoption of this statement does not have an effect on the Company's financial condition or operating results.

The Company adopted Statement of Financial Standards No. 133, Accounting for Derivative Instruments and for Hedging Activities ("SFAS No. 133") in the year ended December 31, 1999. SFAS No. 133 requires that certain derivative instruments be recognized in balance sheets at fair value and for changes in fair value to be recognized in operations. Additional guidance is also provided to determine when hedge accounting treatment is appropriate whereby hedging gains and losses are offset by losses and gains related directly to the hedged item. SFAS No. 133's impact on the Company's consolidated financial statements is not expected to be material as the Company has not historically used derivative and hedge instruments.

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 and 1998



NOTE A-SUMMARY OF ACCOUNTING POLICIES (continued)


In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (" SAB 101"), Revenue Recognition in Financial Statements, which will become effective December 31, 2000. The Company does not expect the standard to have a material effect on its financial condition or operating results.

NOTE B- ACQUISITION

In December 1999 the Company acquired in an exchange for 2,821,440 shares of common stock, Cavalcade of Sports Network, Inc., in a transaction accounted for using the purchase method of accounting. From its inception and up to its acquisition by the Company, Cavalcade of Sports Network, Inc. did not operate a business, and as such did not have any revenue producing activities, employees, market distribution system, sales force, customers, production techniques and or trade names.

The total purchase price and carrying value of the net assets acquired of Cavalcade of Sports Network, Inc. were as follows:

     Working capital                                            $  35,207
     Film library                                                 271,000
     Investment                                                     5,000
     Goodwill                                                     213,794
     Liabilities assumed                                         (522,180)
                                                                ---------
                                                                $   2,821
                                                                =========


The Company has recorded the carryover basis of the net assets acquired, which did not differ materially from their fair value and its operating results have been included in the Company's consolidated financial statements since the date of purchase.

Subsequent to the acquisition, the Company's management's determined the estimated future cash flows from the asset acquired would be less than the carrying amount of the goodwill. Accordingly, the unamortized goodwill associated with the acquisition of these assets was written off in accordance with Statement of Financial Accounting Standards No. 121.

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 and 1998



NOTE C-INCOME TAXES

Financial Accounting Standard No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

At December 31, 1999, the Company has available for federal income tax purposes a net operating loss carryforward of $ 679,867, expiring the year 2014, that may be used to offset future taxable income. The Company has provided a valuation reserve against the full amount of the net operating loss benefit, since in the opinion of management based upon the earnings history of the Company, it is more likely than not that the benefits will not be realized. Due to significant changes in the Company's ownership, the Company's future use of its existing net operating losses may be limited.

Components of deferred tax assets as of December 31, 1999 are as follows:

     Non current:
     Net operating loss carryforward                       $230,843
     Valuation allowance                                   (230,843)
                                                           --------
     Net deferred tax asset                                $     --
                                                           ========





NOTE D-CAPITAL STOCK

The Company's predecessor was Tren Property Corp., an inactive company with no significant operations incorporated under the laws of the State of Delaware in July 1997. In February 1998, Tren Property Corp. changed its name to Gemma Global, Inc. ("Gemma").

In April 1998, the shareholders of Gemma exchanged all of their outstanding shares on a share for share basis for shares of the common stock of Gemma Global, Inc., an inactive company with no significant operations, organized under the laws of the State of Nevada ("Company"). The Company's sole asset was a License Agreement granting the Company the right to manufacture and distribute women's shoes (see Note E).

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 and 1998



NOTE D-CAPITAL STOCK (continued)

In December 1998, the Company's Board of Directors approved a one (1) share for one thousand (1,000) share reverse stock split. The accompanying financial statements have been restated to give effect for the reverse split.

In March 1999, the Company was renamed Pioneer 2000, Inc. In December, 1999 the Company was renamed Cavalcade of Sports Media, Inc.

The Company has authorized 100,000,000 shares of common stock , with a par value of $.001 per share. The Company has also authorized 10,000,000 shares if preferred stock, with a par value of $.001 per share.

In, 1999, the Company authorized and issued a a series of 855,000 shares of the Company's preferred stock as convertible preferred stock ("1999 Global Group Series") in exchange for services provided on behalf of the Company. The holders of the convertible preferred stock shall only be entitled to receive dividends from earnings of the Company's wholly-owned subsidiary, Global Group International, Inc. Global International, Inc.'s principal asset is the License Agreement to manufacture and distribute women's' shoes (see Note E). Such dividends shall be equal to ten percent (10%) of the subsidiary's earnings on a quarterly basis. Earnings are defined as net income after taxes. Any earned, but unpaid dividends shall be accrued. In the event of liquidation, dissolution, or winding up of the Company, the holders of the 1999 Global Group Series convertible preferred stock shall be entitled to receive out of assets of the Company, solely the common stock of Global Group, International, Inc.

In connection with the acquisition of Cavalcade of Sports Network, Inc., the Company assumed a $ 380,000 liability representing advances by private investors to Cavalcade of Sports Network, Inc. Subject to the Company registering its common stock, the Company has agreed to offer shares of the Company's common stock to the investors in exchange for the advances based upon the price per share of the registration.


NOTE E-COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases office space on a month-to-month basis in Del Mar, California.

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 and 1998


NOTE E-COMMITMENTS AND CONTINGENCIES (continued)

Consulting Agreements

The Company has consulting agreements with outside contractors, certain of whom are also Company stockholders. directors and officers. The Agreements are generally for a term of 12 months from inception and renewable automatically from year to year unless either the Company or Consultant terminates such engagement by written notice.

License Agreement

In January, 1998, the Company's sole director, officer and shareholder assigned to the Company various License Agreements in exchange for 10 shares of the Company's issued and outstanding common stock. The agreements grant the Company the right to manufacture and distribute women's shoes in exchange for a minimum annual royalty equal to the greater of 6% of net sales or $25,000 per year. The agreements expire in 2017. The Company is currently in default under the terms of the License Agreement.

NOTE F-RELATED PARTY TRANSACTIONS

From the Company's inception in July 1997, the Company's Officer, Director and principal shareholder has advanced funds to the Company for working capital purposes. No formal repayment terms or arrangements exist. The amount of the advances due the officer at December 31, 1999 and 1998 were $261,729 and $141,675, respectively.

NOTE G-LOSSES PER SHARE

The following table presents the computation of basic and diluted losses per share:

                                                     1999             1998
                                                  ----------       ----------

Loss available for common shareholders            $ (476,018)       $(203,848)
Basic and fully diluted loss per share            $     (.05)       $    (.04)
Weighted average common shares outstanding        10,050,500        4,735,578
                                                  ==========        =========

Net loss per share is based upon the weighted average of shares of common stock outstanding. In December 1998, a one (1) for one thousand (1,000) reverse stock split of the Company's common stock was effected (See Note D). Accordingly, all historical weighted average share and per share amounts have been restated to reflect the reverse stock split.

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 and 1998


NOTE H- SUBSEQUENT EVENT

Subsequent to the date of the accompanying financial statements, the Company received $ 252,000 of proceeds from a private placement of the Company's capital notes payable.

On September 18, 2000, the holders of the Company's preferred stock elected to convert their shares to common stock of Global Group International, Inc. As a result of the conversion, the Company's interest in Global Group International, Inc. was reduced from 100% to less than 1%.

                         CAVALCADE OF SPORTS MEDIA, INC
                          (A DEVELOPMENT STAGE COMPANY)
                         CONDENSED STATEMENTS OF LOSSES
                                   (UNAUDITED)


                                                                                                               For The Period July
                                                                                                                29, 1997 (Date of
                                          Three Months Ended                       Nine Months Ended               Inception) to
                                   September 30,   September 30, 1999   September 30, 2000    September 30, 1999    September 30,
                                        2000              1999                  2000                 1999                2000
                                        ----              ----                  ----                 ----                ----
Revenues:                        $        --            $      --           $       --           $        --           $         --

Operating Expenses:

Selling, General &
 Administrative                      342,964               30,843              550,352               208,758              1,233,103
Interest Expense                          22                   --                   41                    --                     41
Depreciation Expense                      --                   --                   --                    --                     --
                                 -----------            ---------           ----------           -----------           -------------
Operating
Expense                              342,986               30,843              550,393               208,758              1,233,144
Other Income                              --                   --                1,881                 2,885                  4,766
Interest
Income                                    --                   --                  130                    --                    130
                                 -----------            ---------           ----------           -----------           -------------
Operating loss                      (342,986)             (30,843)            (548,382)             (205,873)           $(1,228,248)
Income taxes
(benefit)                                 --                   --                   --                    --                     --

Net loss                         $  (342,986)            $(30,843)           $(548,382)           $ (205,873)          $ (1,228,248)
Losses per common share
(basic and assuming
dilution)                        $     (0.03)          $    (0.00)           $   (0.05)           $     (.02)          $      (0.12)
                                 ===========           ==========            =========            ==========            ===========

Weighted Average shares
Outstanding:

Basic and diluted                 10,839,064            9,642,500           10,731,360             9,573,079             10,578,036



   The accompanying notes are an integral part of these financial statements

                                          CAVALCADE OF SPORTS MEDIA, INC
                                          (A DEVELOPMENT STAGE COMPANY)
                                             CONDENSED BALANCE SHEETS

                                                      ASSETS


                                      September 30, 2000
                                          (Unaudited)         December 31, 1999
                                                              -----------------
Current assets:
     Cash and equivalents                   $  4,180                 $ 37,795
                                            --------                 --------
Total current assets
                                               4,180                   37,795


Other assets:
     Film library
                                             614,437                  271,000
     Other investment
                                               5,000                    5,000
                                            --------                 --------
Total other assets
                                             619,437                  276,000

                                            $623,617                 $313,795
                                            ========                 ========


               LIABILITIES AND DEFICIENCY IN STOCKHOLDERS' EQUITY
Current Liabilities:
     Accounts payable and accrued expenses  $   281,023           $  200,522
     Other accrued liabilities
                                                380,000              380,000
     Capital Notes                              252,000                   --
     Advances from officers
                                                293,454              261,729
     Note payable
                                                100,000                   --
                                            -----------           ----------
Total current liabilities                     1,306,477              842,251


Deficiency in Stockholders' equity:
Preferred stock, par value, $0.001 per share; 10,000,000 shares authorized; none issued at September 30, 2000 and 855,000
issued at December 31, 1999                                                      --                            855

Common stock,  par value,  $0.001 per share; 100,000,000 shares authorized in 1999; 10,839,064 Issued at September 30, 2000;
10,642,500 issued at December 31, 1999                                        10,839                        10,642

     Additional paid-in-capital                                              534,549                       139,913
     Retained earnings
                                                                          (1,228,248)                     (679,866)
                                                                         -----------                     ---------
                                                                            (682,860)                     (528,456)
                                                                           ---------                     ---------
                                                                     $       623,617                 $     313,795
                                                                     ===============                ==============


    The accompanying notes are an integral part of these financial statements

                                            CAVALCADE OF SPORTS MEDIA, INC
                                            (A DEVELOPMENT STAGE COMPANY)
                                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                      UNAUDITED

                                                                   Nine Months Ended
                                                              September 30,    September 30,       For the Period July 29,
                                                            --------------   --------------        1997(Date of Inception)
                                                                 2000             1999             to September 30, 2000
                                                                 ----             ----             -----------------------
Cash flows from operating activities:
     Net income from operating activities                      $  (548,382)     $    (93,681)          $     (1,228,248)
     Adjustments to reconcile net income to net cash:
     Common Stock issued in exchange for Services                  134,583                --                    166,138
     Conversion of preferred stock                                    (855)               --                         --
          Change in:  Receivables                                       --                --                         --
               Prepaid expenses and other assets                        --                --                         --
               Accounts payable and accrued expenses               180,501                --                    761,023
                                                               -----------      ------------           ----------------
    Stock issued for merger consulting fees                             --                --                         --
    Net cash from operating activities                            (234,153)          (93,681)                  (301,087)
                                                               -----------      ------------           ----------------

Cash flows used in investing activities:
    Acquisition of Film Library                                    (83,187)               --                   (354,187)
   Investment                                                           --                --                     (5,000)
                                                               -----------      ------------           ----------------
     Net cash used in investing activities                         (83,187)               --                   (359,187)

Cash flows (used in)/provided by financing activities:
    Proceeds from issuance of Common Stock                               --               --                    119,000
     Proceeds from issuance of Capital Notes                        252,000               --                    252,000
     Proceeds from loans from stockholders                           31,725           94,054                    293,454
     Repayment of loans from stockholders                                --               --                         --
                                                                -----------      ------------           ----------------
     Net cash used in financing activities                          283,725           94,054                    664,454

Net increase in cash and cash equivalents                           (33,615)             373                      4,180

Cash and cash equivalents at beginning of period                     37,795            2,225                         --
                                                                -----------      ------------           ---------------

Cash and cash equivalents at end of period                      $     4,180       $    2,598            $         4,180
                                                                ===========      ===========            ===============
Supplemental Information:
       Cash paid during the period for interest                 $        --       $       --            $            --
       Cash paid during the period for taxes                             --               --                         --
       Common Stock issued for services                             134,583               --                    166,138
       Common Stock issued for film library                         260,250               --                    260,250
       Conversion of Preferred Stock                                    855               --                        855
       Preferred Stock issued for services                               --               --                        855
       Common Stock issued in exchange for debt                          --               --                     15,000
       Acquisition:
            Assets acquired                                              --               --                    415,030
            Accumulated deficit                                          --               --                         --
           Liabilities assumed                                           --               --                   (412,209)
           Common Stock Issued
                                                                         --               --                     (2,821)
                                                                -----------     ------------            ----------------
           Net cash paid for acquisition                       $         --     $         --            $             --
                                                                ===========     ============            ================


    The accompanying notes are an integral part of these financial statements

                         CAVALCADE OF SPORTS MEDIA, INC
                          (A Development Stage Company)
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000
                                   (UNAUDITED)

NOTE A - SUMMARY OF ACCOUNTING POLICIES

General

The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-SB, and therefore, do not include all the information necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The results from developmental stage operations for the nine-month period ended September 30, 2000 are not necessarily indicative of the results that may be expected for the year ended December 31, 2000. The unaudited condensed financial statements should be read in conjunction with the consolidated financial adjustments and footnotes thereto, included in the Company's SEC Form 10-SB.

NOTE B - BASIS OF PRESENTATION

Cavalcade of Sports Media, Inc. (the "Company") is in the development stage and its efforts have been principally devoted to developing a sports entertainment business, which will provide 24 hours per day broadcasting from a library of nostalgic sports programming and footage to paid subscribers. To date the Company has generated no sales revenues, has incurred expenses, and has sustained losses. Consequently, its operations are subject to all risks inherent in the establishment of a new business enterprise.

The condensed financial statements include the accounts of Cavalcade of Sports Media, Inc. and its wholly-owned subsidiaries, Cavalcade of Sports Network, Inc. and Global Group International, Inc. Significant intercompany transactions have been eliminated in consolidation.

On September 18, 2000, the holders of the Company's preferred stock elected to convert their shares to common stock of Global Group International, Inc. As a result of the conversion, the Company's interest in Global Group International, Inc. was reduced from 100% to less than 1%. Accordingly, subsequent to that date, the Company discontinued accounting for Global Group International, Inc. as a wholly owned subsidiary. The conversion did not have a material effect on the Company's financial condition or operating results.